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                             June 13, 2023

       Steven Cunningham
       Chief Financial Officer
       Enova International, Inc.
       175 West Jackson Blvd.
       Chicago, IL 60604

                                                        Re: Enova
International, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Response Dated May
26, 2023
                                                            File No. 001-35503

       Dear Steven Cunningham:

              We have reviewed your May 26, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       April 28, 2023 letter.

       Form 10-K filed February 24, 2023

       Bank Programs, page 2

   1.                                                   Please refer to comment
1. Please confirm that you will revise future filings to quantify the amounts of
purchases and revenue, if materially different, through your bank partner program for each period
presented and discuss any trends.
       Products and Services, page 2

   2. Please tell us and revise to disclose how you legally recognize loan interest income and how your loans are
amortized. For example, disclose if you legally recognize interest income on an
accelerated basis. If so, describe how the timing of loan renewals or refinances during the
contractual term impact the amount of revenue recognized.
 Steven Cunningham
Enova International, Inc.
June 13, 2023
Page 2
3. Please refer to comment 3. Noting the significant range of contractual terms on installment loans, please tell us and revise to disclose the estimated average contractual term.
Marketing, page 8

4. Please refer to comment 4. To the extent that a reliance on or changes in a particular marketing channel have a material impact on the quality of, and potential variability of your earnings and cash flow, please disclose information necessary for investors to ascertain the likelihood that past performance is indicative of future performance.
Consumer Loans and Finance Receivables, page 51

5. Please refer to comment 8. Noting the impact of the line of credit product on your financial metrics and trends, please tell us and revise future filings to separately present the net revenue margin percentage for each material product in your consumer and small business portfolios tables on pages 51-54.
6. Please refer to comment 10. Please tell us and revise future filings to quantify, for each period presented, the dollar amount and percentage of originations by customers borrowing for the first time and returning customers. It appears this information is important for investors to better understand your business and your underlying financial metrics and trends. Please discuss how you define each group as needed.
Note 3. Loans and Finance Receivables, page 80

7. Please refer to comment 13. Please provide us your proposed disclosure using amounts as of December 31, 2022.
      You may contact William Schroeder at 202-551-3294 or Michael Volley at 202-551-
3437 with any questions.



FirstName LastNameSteven Cunningham                             Sincerely,
Comapany NameEnova International, Inc.
                                                                Division of
Corporation Finance
June 13, 2023 Page 2                                            Office of
Finance
FirstName LastName